Filed Pursuant to Rule 424(b)(2)

Registration Nos. 333-267783

Prospectus Supplement No. 31

(to Prospectus dated October 17, 2022 and

Prospectus Supplement dated February 2, 2023)

micromobility.com, Inc.

2,100,000 Shares of Class A Common Stock

Pursuant to this prospectus supplement, the accompanying prospectus supplement and the accompanying base prospectus, we are offering 2,100,000 shares of our Class A common stock to YA II PN, Ltd., a Cayman Islands exempt limited partnership (“Yorkville”) at a price of approximately $0.3262 per share, pursuant to our previously announced Standby Equity Purchase Agreement with Yorkville dated January 24, 2023 (the “SEPA”). These shares are being issued as part of the commitment by Yorkville to purchase from time to time up to $20,000,000 of shares of our Class A common stock pursuant to the SEPA. The total purchase price of the shares is $685,020. We used half of the proceeds from the issuance of the shares in this offering to repay a portion of the principal amount owed to Yorkville pursuant to outstanding debentures issued to Yorkville. We issued the shares to Yorkville on or about June 12, 2023.

In addition to our issuance of our shares to Yorkville pursuant to the SEPA, this prospectus supplement, the accompanying prospectus supplement and the accompanying prospectus also cover the resale of these shares by Yorkville to the public. Though we have been advised by Yorkville, and Yorkville represents in the SEPA, that Yorkville is purchasing the shares for its own account, for investment purposes in which it takes investment risk (including, without limitation, the risk of loss), and without any view or intention to distribute such shares in violation of the Securities Act of 1933, as amended (the “Securities Act”), or any other applicable securities laws, the Securities and Exchange Commission (the “SEC”) may take the position that Yorkville may be deemed an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act and any profits on the sales of shares of our common stock by Yorkville and any discounts, commissions or concessions received by Yorkville are deemed to be underwriting discounts and commissions under the Securities Act. For additional information on the methods of sale that may be used by Yorkville, see the section entitled “Plan of Distribution” on page S-7 of the accompanying prospectus supplement and page 28 of the accompanying base prospectus.

Our common stock trades on the Nasdaq Capital Market (“Nasdaq”) under the symbol “MCOM.” On June 12, 2023, the last sale price of our common stock, as reported on Nasdaq, was $0.2700 per share.

Investing in our common stock involves risks. Please read “Risk Factors,” beginning on page S-3 of the accompanying prospectus supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 13, 2023.

Neither we nor Yorkville have authorized anyone to provide you with any information other than the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus supplement and accompanying prospectus, and in the documents incorporated by reference herein. We and Yorkville take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not making an offer of these securities in any state or jurisdiction where the offer is not permitted. You should assume that the information contained in or incorporated by reference in this prospectus supplement, or the accompanying prospectus supplement and accompanying prospectus is accurate only as of their respective dates.

THE OFFERING

Securities Offered	2,100,000 shares of Class A common stock of micromobility.com, Inc.

Class A Common Shares Outstanding after the offering	26,129,025

Purchaser	YA II PN, Ltd. pursuant to the Standby Equity Purchase Agreement dated January 24, 2023

Purchase price	Approximately $0.3262 per share

Proceeds	$685,020

Use of Proceeds	We used half of the proceeds from the issuance of the shares in this offering to repay a portion of the principal amount owed to Yorkville pursuant to outstanding debentures issued to Yorkville. We intend to use the other half of the proceeds from this offering for general corporate purposes.

Symbol for our Class A common stock on Nasdaq	“MCOM”

Resale	This prospectus supplement, the accompanying prospectus supplement and the accompanying base prospectus also cover the resale of shares by YA II PN, Ltd. to the public. See “Plan of Distribution” below.

PLAN OF DISTRIBUTION

On January 24, 2023, micromobility.com, Inc., formerly known as Helbiz, Inc. (the “Company”), entered into the SEPA with Yorkville. Pursuant to the SEPA, the Company shall have the right, but not the obligation, to sell to Yorkville up to $20,000,000 of its shares of Class A common stock upon the Company’s written request during the twenty-four months following execution of the SEPA (the “Commitment Period”). At any time during the Commitment Period, the Company may require Yorkville to purchase shares of its Class A common stock by delivering an Advance Notice that the Company desires to issue and sell to Yorkville a number of shares of Class A common stock with an aggregate value of up to $20,000,000. Depending on the election made in the Advance Notice, the shares would be purchased at:

(iii)	95.0% of the Option 1 Market Price, which is the lowest VWAP (the daily volume weighted average price of our Class A common stock for the applicable date) in each of the three consecutive trading days commencing on the trading day following the Company’s submission of an Advance Notice to Yorkville, or

(iv)	92.0% of the Option 2 Market Price, which is the VWAP of the pricing period set out in the Advance Notice and consented to by Yorkville.

Such sales are subject to certain limitations, including that Yorkville could not purchase any shares that would result in it owning more than 9.99% of our Class A common stock or any shares that, aggregated with any related transaction, would exceed 19.9% of all shares of common stock outstanding on the date of the SEPA unless shareholder approval was obtained allowing for issuances in excess of such amount.

Delivery of the shares against payment therefor in respect of each Advance Notice shall be settled promptly following each sale pursuant to the SEPA. In connection with any Advance Notice, if any portion of an advance would cause Yorkville’s beneficial ownership of our then outstanding Class A common stock to exceed 9.99%, then such portion shall automatically be deemed to be withdrawn by us (with no further action required by us) and modified to reduce the amount of the advance requested by an amount equal to such withdrawn portion. We may terminate the SEPA upon five trading days of prior notice to Yorkville, provided that there are no Advance Notices outstanding and we have paid to Yorkville all amounts then due under the SEPA or any promissory note issued thereunder.

In addition to the issuance of our Class A Class A common stock to Yorkville pursuant to the SEPA, this prospectus supplement also covers the resale of those shares from time to time by Yorkville to the public. Though we have been advised by Yorkville, and Yorkville represents in the SEPA, that Yorkville is purchasing the shares for its own account, for investment purposes in which it takes investment risk (including, without limitation, the risk of loss), and without any view or intention to distribute such shares in violation of the Securities Act or any other applicable securities laws, the SEC may take the position that Yorkville may be deemed an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act. We have agreed in the SEPA to provide customary indemnification to Yorkville. It is possible that our shares may be sold by Yorkville in one or more of the following manners:

●	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

●	a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

●	to a broker-dealer as principal and resale by the broker-dealer for its account; or

●	a combination of any such methods of sale.

Yorkville has agreed that, during the term of the SEPA, neither Yorkville nor its affiliates will engage in any short sales or hedging transactions with respect to our Class A common stock, provided that upon receipt of an advance notice, Yorkville may sell shares that it is obligated to purchase under such advance notice prior to taking possession of such shares.

Yorkville will be subject to liability under the federal securities laws and must comply with the requirements of the Exchange Act, including without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of our Class A common stock by Yorkville. Under these rules and regulations, Yorkville:

●	may not engage in any stabilization activity in connection with our securities;

●	must furnish each broker which offers shares of our Class A common stock covered by the prospectus supplement and accompanying prospectus that are a part of our registration statement with the number of copies of such prospectus supplement and accompanying prospectus which are required by each broker; and

●	may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Exchange Act.

These restrictions may affect the marketability of the shares by Yorkville.